BP 4/16

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040669

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

Mail Processing Section
APR 13 2009
Washington, DC

SEC FILE NUMBER
8-52482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PULSE TRADING, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 LIBERTY SQUARE, 2ND FLOOR
(No. and Street)

BOSTON	MASSACHUSETTS	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAWRENCE MARTEL 617.316.5615
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CCR, LLP
(Name – *if individual, state last, first, middle name*)

1400 COMPUTER DRIVE, WESTBOROUGH		MASSACHUSETTS	01581
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 5/28

OATH OR AFFIRMATION

I, **CHRISTIAN A. DUBOIS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PULSE TRADING, INC.**, as of **DECEMBER 31ST**, 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PARTNER
Title

ARLAN MONTALBINE
MY COMM. EXPIRES JAN 28, 2011
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of **Pulse Trading, Inc.** as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Pulse Trading, Inc.** at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CCR LLP

Westborough, Massachusetts
February 27, 2009

PULSE TRADING, INC.

Table of Contents

PULSE TRADING, INC.

Statement of Financial Condition
December 31, 2008

Assets

Cash	$ 4,476,557
Deposits with clearing organizations	199,141
Receivable from clearing organizations	147,623
Receivable from non-customers:	
Interest receivable	7,531
Receivable from research brokers	239,532
BlockCross accounts receivable	51,156
Unbilled receivables	625,000
Marketable securities owned, at market value	1,283,325
Property and equipment, net	349,991
Other assets:	
Prepaid expenses	331,641
Deferred tax asset	13,400
Deposits	161,027
	$ 7,885,924

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 922,441
Accrued expenses and other liabilities	2,717,370
Deferred rent	39,712
Subordinated borrowings	230,000
	3,909,523
Commitments and contingent liabilities	
Stockholders' equity and noncontrolling interest	**3,976,401**
Total liabilities and stockholders' equity	**$ 7,885,924**

See notes to financial statements

PULSE TRADING, INC.

Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 39,026,505
BlockCross execution income	204,139
Licensing income	3,125,000
Interest	77,921
Realized gain	23,562
Private placement income	156,306
Other income	1,638,500
Total revenues	44,251,933
Operating expenses	
Employee compensation and benefits	14,832,794
Floor brokerage, exchange, and clearance	5,543,545
Communications and data processing	2,683,231
Occupancy	870,504
Taxes, other than income taxes	657,842
Third-party research expenses	14,209,217
Legal fees	2,146,589
Accounting and tax fees	223,051
Professional fees	555,700
Other expenses	1,217,314
Total operating expenses	42,939,787
Income from operations	**1,312,146**
Other income (expense)	
Interest expense	(186,298)
Income before income taxes	1,125,848
Provision for income taxes	475,098
Net income	**$ 650,750**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock						
	Shares	Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Pulse Trading, Inc. Retained Earnings	BlockCross, LLC Noncontrolling Interest	Total
Balance at January 1, 2008	10,734	$ 131	$ 2,102,896	$ 18,549	$ 1,108,850	$ 39,617	$ 3,270,043
Exercise of stock options	75	1	74,999	-	-	-	75,000
Net income	-	-	-	-	650,750	-	650,750
Net unrealized gain on marketable securities	-	-	-	20,225	-	-	20,225
Comprehensive income							4,016,018
Deconsolidation of BlockCross, LLC	-	-	-	-	-	(39,617)	(39,617)
Balance at December 31, 2008	**10,809**	**$ 132**	**$ 2,177,895**	**$ 38,774**	**$ 1,759,600**	**$ -**	**$ 3,976,401**

See notes to financial statements

PULSE TRADING, INC.

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2008

Subordinated borrowings at January 1, 2008	$	776,000
Increases:		
Subordinated debt agreements		-
Decreases:		
Payment of subordinated debt agreements		546,000
Subordinated borrowings at December 31, 2008	$	230,000

See notes to financial statements

PULSE TRADING, INC.

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 650,750
Adjustments to reconcile net income to net cash provided by operating activities:	
Deconsolidation of noncontrolling interest	(39,617)
Depreciation and amortization	183,257
Deferred income taxes benefit	(20,963)
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivable from clearing organizations	248,499
Interest receivable	4,494
Receivable from soft-dollar brokers	139,342
BlockCross accounts receivable	(51,156)
Unbilled receivables	(625,000)
Prepaid expenses	167,292
Deposits	27,127
Increase (decrease) in:	
Accounts payable	(31,994)
Accrued expenses and other liabilities	1,307,585
Deferred rent	2,570
Net cash provided by operating activities	**1,962,186**
Cash flows from investing activities	
Purchase of marketable securities	(1,753,728)
Sale of marketable securities	2,045,438
Acquisition of property and equipment	(153,734)
Net cash provided by investing activities	**137,976**
Cash flows from financing activities	
Stock options exercised	75,000
Repayments of subordinated borrowings	(546,000)
Net cash used for financing activities	**(471,000)**
Net increase in cash	1,629,162
Cash - beginning	2,847,395
Cash - ending	**$ 4,476,557**

See notes to financial statements

Continued--

PULSE TRADING, INC.

Statement of Cash Flows (Continued)
For the Year Ended December 31, 2008

Supplemental disclosures of cash flows information	
Cash paid during the year for:	
Interest	$ 186,298
Income taxes	$ 251,000
Summary of non-cash investing transactions	
Unrealized gain on marketable securities	$ 20,225

See notes to financial statements

1. Nature of Operations

Pulse Trading, Inc. (the Company) was formed in Massachusetts on January 15, 2000. It serves as an institutional broker-dealer to buy and sell equities, debt, and financial instruments. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company also acts as an agent for the issuer of corporate securities for private placements. The Company's BlockCross division has developed a trading system that enables sizable or high volume trades to be processed efficiently and effectively based on real-time market conditions. The system enables the processing of block trades, trades that occur when clients engage in pre-trade discussions to arrange large-size transactions away from the electronic trading system at prices mutually agreed upon.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

The Company records securities transactions and recognizes related revenues on a trade date basis. Expenses are recorded on the accrual basis.

Deposits with Clearing Organizations

The balance represents required deposits with clearing organizations.

Receivable from/Payable to Clearing Organizations

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Marketable Securities

The Company classifies its existing marketable equity securities as available-for-sale. These securities are stated at market value, with unrealized gains and losses reported as a component of stockholders' equity in accumulated other comprehensive income (loss). Securities held at December 31, 2008 represent U.S. Treasury notes. Gains or losses on securities sold are based on the specific identification method.

Continued --

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard addresses how companies should measure fair value when they are required to use a fair-value measure for recognition or disclosure purposes under generally accepted accounting principles (GAAP). The adoption of this standard did not have a material effect on the Company's financial position, results of operations or cash flows. Relative to SFAS No. 157, the FASB issued FASB Statement of Position (FSP) Nos. 157-1, 157-2 and 157-3. FSP No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, *Accounting for Leases*, and its related interpretive accounting pronouncements that address leasing transactions, while FSP No. 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As is permitted by FSP No. 157-2, the Company has elected to defer implementation of this standard as it relates to the Company's non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a non-recurring basis until January 1, 2009. The Company is in the process of evaluating whether the adoption of FSP No. 157-2 will have a material effect on its financial position, results of operations or cash flows. FSP No. 157-3 clarifies the application of SFAS No. 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. This FSP is effective immediately and includes those periods for which financial statements have not been issued. As of December 31, 2008 the Company does not have any financial assets that are valued using inactive markets, and as such are not currently impacted by the issuance of this FSP.

SFAS No. 157 establishes a three-level value hierarchy for disclosure of fair-value measurements. The valuation hierarchy is based on the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs (e.g. a reporting entity's own data).

Continued--

2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

In accordance with methodology prescribed by SFAS No. 157, the Company has measured and disclosed the fair value of the following financial instrument assets as of December 31, 2008:

	Total December 31, 2008	Quoted in Active Market For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Marketable securities	$1,283,325	$1,283,325	$ -	$ -
Money market account	$ 551,290	$ 551,290		

The fair values of the Company's marketable securities are determined through market, observable and corroborated sources.

In February 2007 the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115*, which permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items, for which the fair value option has been elected, in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 in 2008 did not have an impact on the Company's results of operations or financial position, as the Company has not elected the fair value option for any of its eligible financial assets or liabilities.

Property, Equipment, Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method at rates sufficient to write off the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the remaining lease term.

Continued--

2. Summary of Significant Accounting Policies (Continued)

Third-Party Research Arrangements

A portion of the Company's revenues relates to third-party research arrangements. The Company recognizes a liability to third-party research companies upon recognition of the commission revenue.

Stock-Based Compensation

The Company accounts for stock option awards granted to officers, directors, and employees (collectively, employees) under the recognition and measurement principles of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payments*. Under the provisions of SFAS No. 123R, share-based compensation is measured at the grant date, based upon the fair value of the award, and is recognized as an expense over the employee's requisite service period, which is generally the vesting period of the equity grant.

The Company periodically grants stock options for a fixed number of shares of common stock to its employees, directors and non-employee contractors, with an exercise price greater than or equal to the fair market value of its common stock at the date of the grant. The Company's share-based compensation arrangements vest either immediately or over three years.

The Company estimates the fair value of stock options using a Black-Scholes valuation model. Key inputs used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. There were no stock option grants in 2008.

Income Taxes

The Company accounts for income taxes according to the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using enacted tax laws and rates that will be in effect when the differences are expected to reverse.

Continued--

2. Summary of Significant Accounting Policies (Continued)

Uncertain Tax Positions

In June 2006, the FASB released FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes. FIN 48 interprets the guidance in SFAS No. 109, Accounting for Income Taxes. When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position [FSP] FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in its 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, Accounting for Contingencies. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counter parties. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

The Company also has a concentration of credit represented by cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes that its exposure to financial loss is mitigated by the financial strength of its depository institution.

4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Security and Exchange Commission's (SEC) regulations and operating guidelines that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to the net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under SEC Rule 15c3-1, was \$3,119,681 at December 31, 2008, which exceeded required net capital of \$245,424 by \$2,847,257. The ratio of aggregate indebtedness to net capital at December 31, 2008 was 1.18 to 1.

5. Property and Equipment, Net

At December 31, 2008 the balance represents the following:

	Estimated Useful Life	
Office equipment	2 -3 years	$ 689,216
Furniture and fixtures	2 - 7 years	106,396
Leasehold improvements	5 years	225,999
Software	2 years	31,409
		1,053,020
Less - accumulated depreciation and amortization		703,029
Net		$ 349,991

Depreciation and amortization expense on property and equipment for the year ended December 31, 2008 amounted to \$183,257.

6. Subordinated Debt

During 2005 the Company entered into four debt agreements related to a repurchase of 3,250 shares of the Company's common stock. The debt agreements are subordinated to any liabilities or claims that arose prior to the due date of any installment under the agreements. The shares were repurchased at a value of \$1,000 per share which was determined by the Company's board of directors. The Company paid out \$510,000 to the stockholders upon signing the respective stock repurchase agreements and entered into subordinated debt agreements for the remaining balance of \$2,740,000. The subordinated debt agreements have terms between three and five years and bear interest at 8%, payable quarterly. The Company may voluntarily prepay these notes in whole or in part at any time without penalty subject to the compliance restrictions included in the subordinated debt agreements. The subordinated debt balance of \$230,000 will mature during 2009.

7. Income Taxes

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax assets	$ 35,693
Deferred tax liabilities	(22,293)
Net deferred tax asset	$ 13,400

The tax effects of principal temporary differences are shown in the following table:

Deferred rent	$ 15,713
Stock-based compensation	11,845
Marketable securities	8,135
Accelerated tax depreciation	(22,293)
	$ 13,400

The components of income tax expense (benefit) related to continuing operations are as follows:

Federal:	
Current	$ 382,359
Deferred	(18,014)
	364,345
State and local:	
Current	113,702
Deferred	(2,949)
	110,753
Provision for income taxes	$ 475,098

8. Stockholders' Equity

The total number of shares of common stock that The Company has the authority to issue is 200,000 shares with a par value of $.01 per share.

9. Profit Sharing Plan

The Company has a qualified defined contribution profit sharing plan that covers substantially all full-time employees meeting certain eligibility requirements. The Company makes a matching contribution of up to 4% of qualified gross wages. The Company may also make an annual discretionary profit sharing contribution to the plan. The Company's contributions to the plan totaled $257,185 for the year ended December 31, 2008.

10. Stock Option Plans

2005 Stock Option Plan

In 2005 The Company adopted the Pulse Trading, Inc. Employee, Director and Consultant Stock Plan (2005 Plan) under which the board of directors may grant incentive or non-qualified stock options and stock grants to key employees, directors, advisors, and consultants of the Company.

The maximum number of shares of stock allowable for issuance under the Plan is 6,375 shares of restricted common stock as of December 31, 2008. These options may be exercised in whole or in part at any time after the date of grant. The incentive stock option grants contain minimum exercising requirements during the grant, usually over a three year period. Failure to exercise the minimum number of options will result in the cancellation of such shares. The options are not transferable except by will or domestic relations order. The option price per share under the 2005 Plan is not less than the fair market value of the shares on the date of grant. There were 1,540 options outstanding under the 2005 Plan as of December 31, 2008. There are 1,056 options available for grant under this plan.

2002 Stock Option Plan

The Company adopted the Pulse Trading, Inc. 2002 Equity Incentive Option Plan (2002 Plan) which provides for the issuance of incentive stock options and non-statutory stock options to eligible employees and non-employees. The maximum number of shares of stock allowable for issuance under the Plan is 1,500 shares of restricted common stock as of December 31, 2008. The incentive stock option grants vest over three years. Once vested, the incentive stock options can be exercised by the employee until the grant reaches its contractual term of ten years. The options are not transferable except by will or domestic relations order. The option price per share under the 2002 Plan is not less than the fair market value of the shares on the date of grant. There were no options outstanding under the 2002 Plan as of December 31, 2008. There are 575 options available for grant under this plan.

Continued--

10. Stock Option Plans (Continued)

Stock option activity for both plans for the year ended December 31, 2008 is as follows:

	Number Of Options	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
Outstanding January 1, 2008	1,615	$ 1,000	4.50	
Granted	-	-		
Exercised	(75)	1,000		
Forfeited	-	-		
Outstanding December 31, 2008	1,540	$ 1,000	3.50	$154,000
Options vested or expected to vest at December 31, 2008	1,540	$ 1,000	3.50	$154,000
Options exercisable at December 31, 2008	1,540	$ 1,000	3.50	$154,000

During the twelve months ended December 31, 2008 the total intrinsic value of options exercised was $7,500; and the total amount of cash received from option exercises under all share-based payment arrangements for the year ended December 31, 2008 was $75,000.

11. Deconsolidation of Variable Interest Entities

During 2008 the Company no longer provided the majority of BlockCross, LLC's financial support. As a result, BlockCross, LLC was not required to be consolidated under the consolidation principles of FASB Interpretation (FIN) No. 46, *Consolidation of Variable Interest Entities*.

12. Commitments and Contingencies

Operating Leases

The Company has various non-cancelable operating leases on facilities and automobiles with monthly base payments of $49,417 per month, as well as pro-rata shares of related service charges, as applicable. These leases expire from July 2009 through September 2012.

The future minimum lease payments required under these leases are as follows:

Year ending December 31,	
2009	$ 543,711
2010	497,209
2011	394,689
2012	150,298
	$ 1,585,907

Rent expense for the year ended December 31, 2008 was $635,737.

Legal Matters

The Company has received a tax notice from a state taxing authority related to tax returns filed in prior periods. At December 31, 2008, the Company is unable to estimate the probability of the resolution of this tax notice and therefore has not accrued a liability.

From time to time the Company is a party to certain claims and litigation incidental to its business. Management is of the opinion that the ultimate resolution of any known claims, either individually or in the aggregate, will not have a materially adverse impact on the Company's financial position.

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers Pursuant
to Rule 15c3-1
As of December 31, 2008

Total stockholders' equity qualified for net capital	$ 3,976,401
Deductions and/or changes:	
Nonallowable assets:	
Property and equipment, net	349,991
Prepaid expenses	331,641
Deposits	161,027
	842,659
Haircut	14,061
Net capital	$ 3,119,681
Aggregate indebtedness:	
Total aggregate indebtedness liabilities from statement of financial condition:	
Accounts payable	$ 922,441
Accrued expenses and other current liabilities	2,717,370
Deferred rent	39,712
Total aggregate indebtedness	$ 3,679,523
Computation of basic net capital requirement:	
Minimum net capital required	$ 245,301
Excess net capital	$ 2,874,380
Excess net capital at 1,000 percent	$ 2,751,729
Ratio of aggregate indebtedness to net capital	1.18 to 1

Continued --

PULSE TRADING, INC.

Schedule I: Computation of Net Capital for Broker-Dealers Pursuant to Rule 15c3-1 (Continued)
As of December 31, 2008

Reconciliation with Company's computation of net capital (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,954,844
Audit adjustment to interest receivable	5,675
Audit adjustment to unbilled receivables	625,000
Audit adjustment to other receivable	65,823
Audit adjustment to accounts payable	(65,464)
Audit adjustment to accrued liabilities	(484,590)
Audit adjustment to deferred rent	(2,570)
Adjustment for deferred income taxes	20,963
Net capital per above	$ 3,119,681

PULSE TRADING, INC.

Schedule II: Computation of Determination of Reserve
Requirement Pursuant to Rule 15c3-3
As of December 31, 2008

Pulse Trading, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

CCR
Certified Public Accountants & Business Advisors

1400 Computer Drive
Westborough, MA 01581
508.926.2200
508.616.4402 *fax*
www.ccrllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Pulse Trading, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of **Pulse Trading, Inc.** for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westborough • Boston • Glastonbury • Providence
An Independent Member of the BDO Seidman Alliance

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CCR LLP

Westborough, Massachusetts
February 27, 2009

PULSE TRADING, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2008

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CCR

Certified Public Accountants & Business Advisors